Exhibit (a)(5)(k)
This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase and the related materials dated July 10, 2007, as amended and supplemented from time to time. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase and other documents filed with the Securities and Exchange Commission at the Commission’s Web site at www.sec.gov. Shareholders also may obtain a copy of these documents, without charge, from the information agent, D. F. King & Co., Inc., by calling toll-free: 800-628-8536.
Certain statements contained herein, including any statements related to the sale of HD Supply, the planned recapitalization of the Company, continuation of reinvestment plans, capital allocation principles, targeted capital structure, state of the home improvement market, state of the housing market, sales growth, earnings and earnings per share guidance for fiscal 2007 through fiscal 2010, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to: the successful divestiture of HD Supply, including timing of the close of such transaction; the success of the tender offer; the ability to issue debt securities on terms and at rates acceptable to us; economic conditions in North America; conditions affecting customer transactions and average ticket, including, but not limited to, weather conditions; improving and streamlining operations and customers’ in-store experience; and the impact of competition. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding these and other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and in the Offer to Purchase related to the tender offer.
DISCLAIMER: THE INFORMATION CONTAINED IN THIS EVENT TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES HOME DEPOT ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND HOME DEPOT’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
The Home Depot, Inc. Transcript —Earnings Conference Call August 14, 2007
AUDRA: Good morning everyone and welcome to today’s Home Depot second quarter earnings conference call. As a reminder, today’s call is being recorded. Beginning today’s discussion is Miss Diane Dayhoff, Senior Vice President of Investor Relations. Please go ahead.
MS. DAYHOFF: Thank you, Audra. And good morning to everyone. Welcome to the Home Depot second quarter earnings conference call. Joining us on our call today are Frank Blake, Chairman and CEO of the Home Depot, Craig Menear Executive Vice President of Merchandising and Carol Tomé, Chief Financial Officer and Executive Vice President Corporate Services. Following our prepared remarks the call will be open for analysts questions. Questions will be limited to analysts and investors and as a reminder we would appreciate it if the participants would limit themselves to one question with one follow-up, please. This conference call is being broadcast realtime on the Internet at www.homedepot.com with links on both our home page and the investor relation section. The replay will also be available on our site. If we are unable to get to your question during the call, please call our investor relations department at 770 384-2387.
Before I turn the the call over to Frank let me remind you that today’s press release and the presentations made by executives including forward looking statements as defined in the private securites litigation reform act of 1995. These statements are subject to risks and uncertainties. These risks and uncertainties include but are not limited to those factors identified in our filings of the securities and exchange commission.
Now let me turn the call over to Frank Blake.
Frank: Thank you, Diane and good morning everyone of let me start by saying that I realize that many of you want to know where we stand on the sale of our HD supply business. Unfortunately, I have no now details to add. We remain in discussions with the buyers and I’m not in an a position to answer the very reasonable questions you may have but what is the likely outcome. What I can talk about this morning is the performance of our core retail business. Our market continues to be a challenging one, you are familiar with the statistics. Housing starts are down 22 percent and existing home sales are down 12 percent.
Inventory for homes for sale is at 8.7 months at a 15 year high and the home builder index is at 24, a -year low. In addition the issues around the sub prime market continue to intensify and this is an important concern both for the financial markets generally and for housing specifically. Since sub rime mortgaging accounted for 24 percent of the dollar volume in the mortgage market last year. So this is a difficult time and our performance reflects that. Sales were 22.2 billion down about two percent for the quarter. Comp sales were a negative 5.2 percent diluted earnings per share from continuing operations were down six percent at $0.77. Despite the difficulties there were some positive signs for us. First on the comp sales side we did see strength in regions of the country with our southwestern and Ohio valley markets posting positive comp s.
Second positive sign is had our transactions grew year over year while we still had negative comp transactions this was our best comp transaction performance in a while. And as Craig will review with you we also believe that we gain shared in some key product categories and for our overall market we have reversed our market share loss or in other words, we’re not losing market shares as fast as we were. But as that last phrase indicates we have a long way to go to get to get to be where we need to be. We don’t want to be loosing less share. We want to be gaining share and out performing our market so well continue to invest in our stores and in our associates to improve customer service.
In addition we’ll continue to look for more cost effective and productive ways to manage non customer facing activities. Here’s a quick update on the progress we’ve made on our five key priorities. We are restructuring the way our associates are compensated, recognized and rewarded to make it clear that taking care of our associates is one of the core values of the company. As and an example one program we restructure s was success sharing an incentive program for our hourly store associates driven by individual store performance. 74 percent of our stores are over 0000 of our associates will receive a success sharing pay out for the first half which compares to 33 percent of our stores or about 86000 associates in the first half of last year. The pay out on success sharing is nearly three times what it was last year. We want to recognize and reward our associates for the hard work they’re doing. We believe this is contributing to the many improvement we are seeing in associate retention. We have picked up considerable momentum in our master trade specialist program and we now have over 700 licensed electricians and plumbers in our aisles.
We have reallocated our resources putting more of the division and regional levels and have pushed more decision making closer to the customer to take greater advantage of unique regional opportunities across the country. In our merchandising organization we have created three new senior vice president positions reporting to Craig and have staffed two positions with Home Depot veterans and are conducting an internal and external search for a third as well as another senior vice president position that’s open in merchandising. In our supply chain organization Mark Holfield has added leaders with experience developing and implementing large scale retail systems and comprehensive retail supply chain strategies. We have dedicated a regional vice president a merchandising vice president and a logistics vice president to our U.S. core retail project team to insure this effort gets the focus that’s required for successful implementation. We are past the halfway mark for the year on planned maintenance projects such as rest room re models floor polishing relamping and lot striping and these efforts are reflected in higher voice customer scores compared to last year. For example we’ve seen year over year improvement in our store environment, clear and uncluttered aisles as well as associate availability and likelihood to recommend the scores.
Now let me address our international business. Our international businesses Canada Mexico and china performed well during the quarter. Our Canadian stores posted positive comps and our Mexican stores posted double digit positive comp s in the quarter. We have been in china less than a year and we continue to be excited bite opportunities this market presents. Let me finish with this comment. The second quarter was more difficult than disappointing as Carol will go through our results for the most part we’re in line with our expectations, we expect continued difficult conditions in the back Avenue of the year but our investments are not for the short term they are for the long term health and growth of the business and we believe we are seeing signs of progress. Now let me turn the ball over to Craig.
CRAIG thank you, Frank. And good morning to everyone. While comp sales in the second quarter continue to be negatively impacted by the current housing environment. We made progress in executing our merchandise strategy resulting in sequential year over year improvements in sales growth, gross margin expansion and inventory velocity.
In the second quarter 4 department’s out perform the companies comp garden, flooring paint and plumbing. Six department’s perform below the company’s comp; hardware, lumber, kitchen-bath, lighting, building materials and millwork. Commodities of lumber as well as softness in certain big ticket categories impacted average ticket which was down 2.8 percent from last year to $58.30. Over the past several years we have seen a benefit from the sale of appliances in our average ticket. This quarter the average ticket benefit from appliances remained the same as lasts year. Despite the challenging selling environment we made progress this quarter. Our comp transactions while down two percent were better than we’ve seen in many years of our total transactions were up one percent. We saw market share improvements in key areas resulting from the merchandise actions we’ve been taken in the most recent quarters. We have shared with you that we’ve been taking action to turn around our flooring business. Our merchandising teams efforts have started to gain traction as we saw market share gains involve hard and soft flooring in the second quarter. For example carpeting is and an area where we taken share in a plat market by accelerating our product line review process and improving our assortment with the addition of 40 new styles each offering 12 color choices, we also improved the overall shopping experience by enhancing our merchandising displays. Our investment in flooring displays and resets have made a positive impact of the customers ability to shop this category. Finally by creating a tighter association between our install services program our merchandise and marketing we simplified the insulation offers to our customers which drove sales and positive gross margin results. Our market share of paint sales grew this quarter primarily driven by innovation, seasonally relevant products like our exclusive Behr enamal guard exterior paint that requires no priming. We believe this quarter’s paint performance was supported by the positive customer response to the Behr challenge marketing campaign for our customers were invited into our stores to compare Behr’s outstanding performance and value to other brands. Behr has been consistently rated number one in independent product testing for the past four years. As customers expand their homes to the backyard outdoor living and continues to be a major trend with patio and grills leading the way giving customers affordable luxury. We saw significant gains in grills this quarter driven by the success of the Charmglo brand. In patio we expand our assortment to focus on alternative casual seating groups. Our selection of seating and table top dining tops helps cement our success this season. We gained significant market share in patio furniture and further extended our leadership in this category. In a shrinking appliance market we continue to gain share this quarter building on the gains that we’ve seen for the last few years.
Customers continue to be pleased with the innovation, style and design we offer in appliances. Second quarter results were driven by sales of innovative washers, dryers and refrigerators such as the Maytag Bravos high efficiency top load washers and matching dryers and the GE Adora refreshment center side by side refrigerator both found exculsively at the Home Depot. The professional customer remains the key focus for us. We’re pleased with the quarter’s market share results in areas like getson, windows and power tools. Gains in the power tools are driven in part by products as the new Mekita magnesium light weight or powerful circular saw which was well received by our professional customers. Our execution this spring led to good results in seasonal categories with particularly strong results in live goods. We are also pleased our performance over key holidays like Memorial Day and 4th of July and father’s day where we had strong weekends. We’re making progress but we still have a lot of areas where we have opportunity. In the second quarter we lost share in kitchen and millwork.

Let me share with you some of the actions we’re taking in these areas. We are in the midst of replacing the ready to assemble kitchen cabinets in most markets that we have carried this product or over years. We accelerated the exodus of this category by taking mark downs in the second quarter to bring a new line of assembled cabinets into the majority of our stores by the end of the third quarter. This product offering better addresses the needs of our pro and serious do it yourself customers then ready to assemble product of we will continue to offer ready to assemble cabinets in those markets where it remains important to our customers. In millwork we update the our door product by introducing new products at great prices and enhancing our regional mix. During the quarter we introduced a number of new wood grain collections and glass syles in our feather river fiberglas door program. These decisions continue to expand and update to show the latest trends in styles in decorative exterior doors. Looking to the third quarter I’m real excited by the new products that you’ll see in our stores. First we’ll continue to bring affordable luxury to our customers by introducing, products such as our exclusive design of aretta designer range hoods which offers the style and quality of premium brand designer goods at half the price.
In addition, we are excited about our new LG kitchen series that’s being introduced right now. This is a high end kitchen appliances that include the dishwasher. Second, we will introduce several products that will bring pro features to the do it yourselfers such as home lines light weight back pack leaf blower. For door locks we’ll introduce quick set smart key door locks that makesretains simple and easy for our home owner. This exclusive line should be great four our DIY and pro repair maintenance customers. In power tools we will enhance our current lineup of lithium ion products with new black and Decker hand tool lines. The Black and Decker DPX lithium ion line offers great design features and value to the boomers who are just buying their first set of tools. Our one plus assortment will be enhanced with lithium products at outstanding values. We products like these in our focus on executing merchandising fundamentals we’ll bring excitement to our stores and deliver greater value to our customers.
Now, I’d like to Hello everyone. Before I discuss the results of the quarter let me remind you that we are now reporting the results of HD supply as a discontinued operation. Any reference we make to continuing operations is a reference to our retail business only and as you review our financial statements please note that the operating results of HD supply are found in a one line item on the income statement entitled Earnings From Discontinued Operations. An HD supply assets and liabilities are noted on our balance sheet as assets and liabilities of discontinued operations. In the second quarter sales were 22 point two million dollars, a 1.8 percent decrease from last year reflecting negative same store sales of 5.2 percent offset in part by sales from new and non comp stores. Consolidated store sales were a negative 3.1 percent in May, negative 5.4 percent in June and negative 6.8 percent in July. As we did not repeat last year’s highly promotional activity in July. Now given the state of the home improvement market we had planned for negative comp sales in the U.S. and our actual results were for the most part in line with our expectations.

For our stores outside of the U.S. comp and were positive. Now, one less comments about comp s for the first two weeks of August ours comps are running in the negative three percent area. In the second quarter our gross margin was 33.1 percent an increase of nine-basis point from the same period last year. Contributing to the year over year increase in our gross margin were the following factors. First as expected our gross margin s benefitted from lower interest costs associated with our private label credit card financing program. In the second quarter we realized 38 basic points of margin expansion due to lower interest costs.
Second, on a net basis we gave up roughly 16-basis points of this expansion due to a change in mix of products sold and mark downs taken to allow us to transition into new products. Including the kitchen cabinet programs that Craig mentioned. Finally we experienced higher shrinkage than one year ago and this negatively impacted gross margin about about 13-basis point. While shrinkage was higher in the second quarter it has since returned to the levels we experienced last year. As a percent of sales total expenses grew by a hundred and 47 basis points to 21.6 percent. Our expense deleverage reflects the impact of negative sales wherefore every point of negative comp we expected to deleverage expenses by about 20 basis points. Our expenses also reflect investments we are making in support of our five key priorities. We continue to view payroll as an investment. As a percent of sales total payroll increased by 79-basis point over last year. This reflects investment and store labor as well as the impact of our success sharing and other store bonus plans. One last comment about expenses. While we are committed to our five key priorities it doesn’t mean we aren’t taking action to control costs in this negative comp sales environment in the second quarter our expenses were approximately a hundred and $40 million less than our plan. As a result of the factors I just mentioned our operating margins for the second quarter was 11.5 percent down 137 basis point from last year. Net interest expense was a hundred and $45 million in the second quarter up $47 million from last year reflecting higher level s of out standing indebtedness.
Our long term debt to equity ratio at the end of the he second quarter was approximately 43 percent compared to approximately 25 percent last year. In the second quarter our income tack provision rate for continuing operations was 36.9 percent compared to 39.6 percent last year. Last years tax provision rate reflects the impact of an assess many we received from the province of Quebec. Earnings from continuing operations were $1.5 billion as compared to $1.7 billion last year and continuing earnings per diluted share were 77 cents down .1 percent from last year. Diluted shares for the second quarter were one point 9 seven billion shares compared to 2 point one billion shares last year. The reduction in outstanding shares is due to the share repurchase program we began in 2002. Through the end of the second quarter of 2007 we had re purchased a total of four hundred and 54 million shares. Earnings for our discontinued operations HD supply were $66 million compared to a hundred and $61 million last year. Included in this quarters earnings is a discrete tax item of approximately $60 million arising from the timing of the sale of HD supply. Excluding this discrete items earnings from discontinued operations were approximately $126 million. The discrete tax item should reverse itself in the third quarter. Moving to our operational metrics, during the second quarter we opened 33 new stores including three relocations for an ending store count of 2,200 stores. Today 232 stores representing approximately 11 percent of our store base operate in Canada, Mexico and china. At the end of the second quarter selling square footage was two hundred and 30 million. A five percent increase from last year. The average square footage per store was 105,000 square feet the same as last year. Reflecting the sales environment total sales per square foot were approximately $383 for the quarter down 6.9 percent from last year. Now turning to the balance sheet. At the end of the quarter retail inventory was 12.3 billion dollars an increase of $200 million or .6 percent from last year. On a current store basis inventory was done four percent from last year of inventory turns were 4.6 times slightly lower than last year. Computed of the average of beginning and ending long term debt and equity for the trailing four quarters return on invested capital was 15 percent as compared to 20.7 percent last year.
We ended the quarter with 56.9 billion dollars in assets including three billion dollars in cash and short term investments s that is an increase of approximately 2.4 billion dollars in cash and short term investments from the end of fiscal 2006. Reflecting cash generated by the business of approximately five billion dollars offset by 1.6 billion dollars of consolidated capital expenditures, $886 million of dividends paid and $91 million paid for share repurchase s. In closing we believe that residential construction and the home improvement market will remain soft throughout 2007 and into 2008. We are committed to our reinvestment. Plans for the long term health of the business understanding that it will put short term pressure on earnings. We think our earnings per share from continuing operations on a 52-week basis will decline by 12 to 15 percent in fiscal 2007. With consolidated earnings per share down 15 to 18 percent. and then secondly as it relates to the your willingness to restructure the terms potentially is it the performance of the business or is it the credit market that factors there.
SPEAKER: Let me ask Carol to address the first and not surprisingly I’ll pass on the second.
SPEAKER: Regarding HD supply as you know their business s is heavily focused on residential construction and you know what’s going on in the residential construction market so for the quarter sales for HD supply were down almost seven percent. Organic growth was down about ten percent. Their gross margin did suffer some contraction in the quarter. They did a great job of controlling expenses in this environment but when you add it all up there was the operating margin contraction.
SPEAKER: Okay. And.
SPEAKER: I should point out as we look at it from a market share perspective we see they continued to a very good job in share gains. It’s just a tough market out there.
SPEAKER: Fair enough of the can you speak to maybe Frank what the timing would be in terms of when we might hear what the resolution is on that process?

SPEAKER: Again, I wish we could have, because I everything is better off. The fuller for your discussion we could have but it’s just genuinely these are issues in negotiation and I just wouldn’t be comfortable talking about it.
SPEAKER: Okay. Second question, if I could. The cap it looks like your back cap waited again for this year cap spending if events are still on track. I think you targeted refresh my memory 4.5 billion and you still plan and hitting that in the second half.
SPEAKER: Thank you for asking the question this is a perfect opportunity to give clarity and update that guidance we were looking at $4.5 billion at the beginning of the year we’re now looking at $4 billion. The the delta is in two big buckets. The first buckets is HD supply. We spent capital for HD supply for the first half but but we’re not planning to spend any capital for H.D. supply in the back half. That’s about a hundred million dollars and the rest all is relate to the timing of new store capital. As we looked at when we were going to pay for the purchase price of land, et cetera, some of that’s gotten pushed off into 2008. As it relates to the capital for our five key initiatives we are spending and in the stores taking care of those five key priorities as we speak.
SPEAKER: Okay, great. Thanks. Next we’ll move to Collin and Granahan with Bernstein.
SPEAKER: Good morning. I was going to ask you what your reserve price on supply was but I’m afraid I won’t get an answer to that. Seriously, I would like to focus on maybe the core retail implementation, if I understand you’re probably fairly close to the Canadian implementation. Can you give us a quick update on where you are in Canada, any changes versus the time line you’ve laid out and just a general update on core retail.
SPEAKER: That’s absolutely. Actually Mark Hollifield is in the room here so I turn this over to Mark.
MARK: Thanks. Core retail is going very well with score being our implementation. In Canada we’re in the very heavy lifting phase of this now where we’re deep into the implementation process. We do still expect the pilots of stores in Canada this year and roll out throughout 2008. We’ve accelerated since our business plan in 2007 did not include U.S. core retail we actually accelerated our efforts there and we’re in the process of planning our U.S. core implementation with the folks that Frank talked about earlier. Our VP from stores and merchandise vice president and logistics vice president all working together to make the plan for you is core retail which we will launch shortly of after the heavy lifting efforts there.
SPEAKER: Mark, in Canadathis year, when would you expect to have Canada completely switched over to SAP.
SPEAKER: In 2008.
SPEAKER: Sometime in 2008.

SPEAKER: Yes.
SPEAKER: If we don’t see hammers sometime in Toronto we we know it’s stitched.
SPEAKER: Exactly the hammer you’re looking for.
SPEAKER: Good luck with that. Mark since I’ve got you on the line can you talk at all about the logistics plan and any change there and how your strategy there is evolving as well.
SPEAKER: We’re working against the plan that we laid outpreviously and we’re pleased with progress there. We successfully met some key milestones there and systems and processes around where house management systems and new distribution techniques. We’ve hit key mile stones also on our network planning effort. We have plans for new facility openings through 2008 and. Thank you.
SPEAKER: Next is Mike Baker at bank.
SPEAKER: Thanks guys. A couple questions. One just so your it sounds like you’re in line with your plan but your S G N A was better than planned so was there areas where you were disappointed or comps or was that about what you expected.
SPEAKER: The comment about our performance in line with most of our expectations starts with the sales. Our sales were very close to our plan. We continue to see weakness in areas like south Florida and in California that’s weaker than what we planned. You back those areas out and we would have been right on our plan so that’s really where my comments are rested. I think as you go down the rest of the income statement we did a pretty good job as well.
SPEAKER: Thanks. That makes sense. Is there more S G N A opportunity for some of this belt tightening that you talk about? Is that something we should continue to expect.
SPEAKER: We’re always looking for opportunities to do things more effectively and more productively and we have those opportunities. So we’ll continue to, would on that.
SPEAKER: Okay. The and then I’ll take my shot at Home Depot supply question. So in my mind the tender in the Home Depot supply relate to the extent now that you can do the tender you can by the same number of shares for less amount of money. Does that make it easier for you to be able to accept less for the Home Depot supply because again in my mind you were eventually trading Home Depot supply for 250 million shares or is that just two simple.
SPEAKER: It’s not exactly how I’d say certainly how I look at it. I look at supply as we’ve said right from the start we’re taking a look at creating shareholder value with our supply transaction and what’s the best way to do that. The linkage to gee how does that tie into the share price on the tender offer I mean it’s there but that’s not, that is not what’s in our line of sight.
SPEAKER: If supply was linked to the size of the recapitalization.
SPEAKER: Okay. Thanks.
SPEAKER: Can’t hear evergreen investments. Yes. I have a question kind of on your bed funding. You kind of seem confident you were going to be able to place a lot of debt after you placed a lot of debt last year kind of hit everyone with a four notch down grade. Can you kind of expand on how you’re planning on placing it and any changes to the terms of existing debt holders?
SPEAKER: It sounds like you may be affixed income invest the or analyst and you know the debt capital markets better than what was. They’re extraordinarily turbulent today. We’re watching them very carefully. Our approach to raising capital is to be prudent and to be practical with every bodies interests at heart so we have not clearly determined nor articulated when we will go to market how we will go to market. We are looking at all of our opportunities.
SPEAKER: So you don’t want to expand on any of that today.
SPEAKER: I do not. As Frank said, there are some things we’ll talk about today and some things we aren’t.
SPEAKER: When we we look for you to kind of put a plan together? It seems like you have a plan together for the stockholder but you really don’t for the debt holders.
SPEAKER: We are thinking about our debt holders as stated very important to our companyas and our overall capital structure and as we continue to refine our plans we will certainly be articulating our plans.
SPEAKER: Thank you. You’re welcome. Next we’ll move to Frank Gallagher at Catalyst funds. My questions have been answered thank you. Thank you. Next we’ll go to David chick at Steve Nicholas. Good morning.
Hi, David. As we think about the existing home sales and obviously the pressures on the business and the way the consumer thinks about things differently in the meantime you’ve affected gross margin with some of the resets, et cetera, forget this year, is the consumer do you think coming out or is the business coming out with anything different on what it should support from a gross margin perspective as you think about the elasticity that you see as you work some of these things through. If I understand the question, let me take a general comment to that and turn it to Craig. I think if you look at how our stores reflect some of the treads in the market and how people think about their home s, you can see it in things like the outdoor living that Craig was referencing. So now when you go into our stores you see an assortment around outdoor living for the home that frankly is has opportunity s for us on the gross margin side and I think is addressing what customers are interested in doing with their homes. And I think you’ll see that in other areas of the stores as we build out our product mix. Craig, do you want to.
SPEAKER: Two other things that I would add on, number one is as we continue to drive innovation that certainly should help us drive not only top line sales but then the resulting gross margin dollars and in the second key thing that we have to stay focused onto continue to drive the gross margin dollars for the business is project selling and you know as we stay focused on the overall line structure and selling projects we can have a positive impact to the gross margin dollar generation.
SPEAKER: To some up for myself, with the pressure you’re seeing there’s nothing with the pressure we’re seeing in the consumer to make you think five years from now gross market should be lower in the industry than it is today in fact higher perhaps on things you can do.
SPEAKER: Goodness, if I can jump in. If you think about was we’re doing with core retail and logistics our margins should grow with a.
SPEAKER: I’m trying to clarify sensitivity. Great. Thank you. Next we’ll move to Eric at Cleveland Research. Good morning the retail profit looked like in the first half was down around 18 percent and your guidance for the year suggestions that you don’t expect much of a change in the profit degradation and retail in the second half on a year basis, in other words, down 18 percent, down 15 or 18 the second half. The comparisons are a lot easier on the second half so can you talk a little bit why the rate of decline in retail is expected to continue to be in that level in the second half.
SPEAKER: I think as I said we continued to see some pressure ahead for us. This is if you were to ask in kind of a general perspective, the year to date in terms of the market I’d say has played out pretty close to our expectations. The first quarter we had some weather impact but it was pretty close to what we expected. The second quarter has been pretty close to what we expected. In terms of how we had developed our plans we’ve had to adjust the third and fourth quarter are going to be more difficult and frankly I’d say you know that’s where we’re reflecting that additional difficulty that we see in the back half of the year. Versus particularly as compared to last year.
SPEAKER: Is that reflective of concern with sales or with spending or with gross margin.
SPEAKER: Sales, I think the key point there would be sales.
SPEAKER: Secondly, you talk about this is the year you’re spending more money to drive share progress which you’ve done successfully. Can you talk about how you think you’re balancing controlling expenses to generate earnings with that investment? How are you thinking about that?

SPEAKER: I’d say first the general point of view is we’re investing in our stores, I mean we want to see share gain. Because we think is the number one home improvement retailer we should be performed at our market and from where we are now that implies improved share performance. But it is we’re investing in our stores because our stores really require the investment to meet the customer expectation. And we kind of start from that before we go to the is it a share gain play, is it an expense improvement play? We’ve done a lot of work around what our customer expectations are and we know we just have to improve the shop ability of our store we know we have to invest to achieve that.
SPEAKER: Could you look at the second half plans at a hundred and $40 million reduction and expenses in two Q are we likely to see that follow through on the second half if you lowered the plan in spending on the second half already at this point.
SPEAKER: We’re looking at every expense I tell that we can control but not diluting our focus on our five key priorities. I think what I’d ask you to do is look at the guidance that we’ve given and expect us to deliver along the that guidance.
SPEAKER: The last question, Carol, on supply. You talked about your performance versus plan on a lot of the categories. Can you talk about the supply profit performance on second quarter and how that related to the plan you had for the second quarter.
SPEAKER: I could but given where we are it’s a discontinued operation and I think we’ve given enough color on the business. Thank you.
SPEAKER: Okay. Thank you. We’ll go next to Susan Huttman at Alliance Bernstein. Hi. Thanks for taking my questions. The question is really for Carol. I just want to clarify the answer you gave to an earlier question. It was about whether the full tender would be completed even if supplies weren’t sold and you made a strong point to note that you have CPA access and bank availability. By my calculation if you actually did complete the debt finance the full 22 and a half billion, your lease adjusted leverage would be four times which is way above your two and a half time target. The resent analyst meeting you stated your investment grade ratings and how it four times that you can hold is already four notches below. Would you say that your view from a ratings has changed relative to your strong recap.
SPEAKER: No. Our view of ratings has not changed. We have a targeted adjusted debt to adjusted EBITDA ratio of 2.5 times. It’s our intent to stay true that that ratio. It will go up and down each time you manufacture every quarter but nothing has changed on the ratings.
SPEAKER: My comment on the size of the recap at HD supply is simply that we sized our recap based on 10.3 billion dollars of anticipated proceeds from is supply and 12 billion dollars of debt finance to be raised as soon as practical.
SPEAKER: If HD supply, if we have no proceeds from HD supply, and I’m not saying that’s the case but if that were to happen our recap would be reduced to $12 billion.

SPEAKER: That’s a lot clearer. Thank you. We have time for one more question. We’ll take that question from Daniel fox at Merrill Lynch. Thanks. Good morning. Could you talk a little bit more about a what transaction s and should we be reading transaction as the equivalent to traffic? It was a little bit surprising given that Carol you mentioned that one of the areas where you found some savings within advertising so I’m wondering what you think drove that sequential improvement in the trans action count.
SPEAKER: I’d say, Danielle, first as an overall comment for the company and then turn to Craig and Carol we had very strong performance in our garden and life goods so when you you think about transaction count and if you saw some of our stores I think if you had the chance to walk them I think you’d be very very impressed this year with what we did in our D 28. I think that that accounted for a lot of transaction growth just the performance of garden and lot goods. Craig.
CRAIG: As we shared with you early on in the year we were really focused on our focus bay approach and we had a role in a ten categories and we’ve been, working hard to implemented that and part of that as we shared with you there were traffic driving categories and certainly in our lawn garden area that was one of them. I think the other piece of of it is is as we continue to work the merchandising strategy from our end we’re working very closely with Paul rains in the operations team to make sure that we’re doing everything we can to communicate to our store associates the advantages that we have in the marketplace and trying to communicate that to our customers both through our marketing and through our associates on the floor and I certainly think that’s having a benefit as well.
SPEAKER: Just one quick follow-up. Evening you mentioned where you were tracking in August. Carol, did you give us the monthly comps for this quarter. I’ll just go back through the transcript but I don’t have that in my notes.
SPEAKER: For this quarter I did I think I kind of stumbled through that descripton. Let me just go through it one more time. May was a negative 3.1 percent. June was negative 5.4 percent and July was a negative 6.8 percent.
Okay. Thank you.
You’re welcome.
Thank you to everyone who have joined us today and we look to talking to you next quarter. That does conclude today’s conference. Again, thank you for your participation.